Protect**MMLP**Value

VOTE **<u>AGAINST</u>** MMLP'S VALUE DESTRUCTIVE MERGER WITH MRMC!

December 16, 2024

Dear MMLP Unitholders,

Nut Tree Capital Management L.P. ("Nut Tree") and Caspian Capital L.P. ("Caspian"), together with their affiliates (collectively, "we", "us", or "our"), are seeking your support to vote "AGAINST" Martin Midstream Partners L.P. (NASDAQ: MMLP) ("MMLP" or the "Company")'s value destructive merger with Martin Resource Management Corporation ("MRMC") (the "Merger").

We believe the Merger significantly undervalues MMLP's common units, and will strip value from MMLP's common unitholders and unfairly transfer it to the Company's insiders, including Ruben Martin, III, MRMC's President, Chief Executive Officer, and Chairman of its board, who also serves as the Chairman of the board of the General Partner of MMLP (the "GP Board").

Since launching our campaign to protect value for all MMLP common unitholders by seeking to prevent this egregious and wholly unnecessary transaction, MMLP's management and the GP Board have published what we believe are false and misleading statements in their efforts to push through a Merger that will enrich Mr. Martin and MRMC at the expense of unaffiliated MMLP unitholders. **Do not be fooled!**

Remaining a Standalone MLP is the Best Path to Enhancing Value for MMLP Unitholders

MMLP's business operates in four highly attractive segments and is highly resilient, with significant recurring revenue and high barriers to entry.

➤ MMLP is projected to have stable earnings due to its highly contracted business model, with 73% of Adjusted EBITDA generated from service and fixed fee contracts.[1] Moreover, MMLP has demonstrated extremely low historical earnings volatility.[2] We believe the Company's fearmongering over a challenging macroeconomic backdrop is far overblown and the value of MMLP's projected future Distributable Cash Flow far outweighs the risks of continuing to hold MMLP common units.

➤ While MMLP management projects stable Adjusted EBITDA over the projection period, Distributable Cash Flow is expected to grow significantly—from $0.60 per unit in 2024E to $1.60 per unit in 2028E. The Company identifies Distributable Cash Flow as "an important financial measure for our unitholders since it serves as an indicator of our success in providing a cash return on investment."[3]

➤ Prior to the COVID-19 pandemic, MMLP consistently maintained a payout ratio (the ratio of distributions to Distributable Cash Flow) above 80%.[4] Now, MMLP's operations have stabilized, Distributable Cash Flow is growing, and leverage has returned to target levels. In fact, net leverage is now lower than pre-pandemic levels and is projected to decline throughout the projection period.[5]

We believe the Company's claim that MLPs are "out of favor" is demonstrably false.

➤ Through 10/3/24, the day the Merger was announced, the Alerian MLP Index (AMZ), the leading index of energy MLPs whose constituents like MMLP earn the majority of their cash flow from midstream activities involving energy commodities, was up 13.6% YTD, 20.5% over the prior year, 40.9% in the last two years, and 56.9% in the last three years. These numbers exclude any return from dividends during that time.[6]

The Financial Analysis the GP Board Relied Upon Was Highly Flawed and Does Not Provide an Accurate Picture of the Company's Future Prospects and Distributions

We believe MMLP is worth far more than the $4.02 per unit being offered to unitholders based on industry-standard valuation methodologies, including ones that MMLP and its advisors have used in the past. For example:

➤ A multiple of 2024E EBITDA analysis implies MMLP **could be worth over $15.40 per unit, more than 280%** over the purchase price proposed by MRMC.[7]

➤ Unit Distribution Yield analysis based on MMLP's Distributable Cash Flow implies MMLP **could be worth $6.90 to $11.55 per unit, 72%-187%** over the purchase price proposed by MRMC.[8]

➤ Cumulative Distributable Cash Flow just from Q4 2024 through the projection period of 2028 **amounts to $4.87 per unit, a 21% premium** to the purchase price even excluding any future value past 2028, which should be significant.[9]

➤ MMLP has other assets not currently contributing to earnings that may have significant value, including 98 acres of owned and undeveloped land in and around Beaumont, TX. MMLP's management has stated that this land could support another specialty industrial site, as it is in close proximity to three different rail facilities and also provides access to at least one deepwater dock large enough to accommodate a natural gas carrier. **Oddly, these assets were not factors in Houlihan Lokey's financial analysis.**[10]

*We believe the focus by the Conflicts Committee's financial advisor, Houlihan Lokey, on the proposed Merger's premium to current and recent trading prices was misplaced given that current unit prices are depressed due to low distributions. We believe distributions will increase materially in the near future. When analyzed over a longer time horizon, the Merger **represents a significant discount** from MMLP's historical value.*

Houlihan Lokey's analysis fails to mention the following:

➤ MRMC's offer of $4.02 per unit made on October 3, 2024 **is a 23% discount to the $4.68 per unit price** it traded at five years prior on October 3, 2019.[11]

➤ The Merger represents an even larger discount when looking at MMLP's further historical unit prices, the Merger price is a 90% discount to MMLP's price of $37.10 ten years prior to the October 3, 2024 offer.[12]

MMLP's Leverage Ratio is Decreasing and Approaching 3.75x, Management's Previously Stated Target Level and the Threshold Under MMLP's Bond Covenants for Permitting Distributions

The Company's recent statements that its focus is only on paying down debt (to achieve leverage lower than 3.75x) is contradictory to prior MMLP statements that their leverage target was 3.75x.[13] The only other reasonable use of cashflow is paying distributions to common unitholders. We do not believe the Company will continue to pay down debt indefinitely, given MRMC's and Ruben Martin's large equity stake and how they would benefit from distributions, and we do not think unitholders should believe them either.

➤ Nut Tree and Caspian own a significant amount of the 11.5% Second Lien Senior Notes (the "Bonds") and strongly disagree with MMLP management. We believe the Bonds are imminently refinanceable for lower interest costs and the market pricing the Bonds at 109, or a 7.0% yield, seems to agree.

Nut Tree and Caspian's Interests in Maximizing Value of Common Units are Aligned with MMLP's Common Unitholders Not Affiliated with MRMC

Nut Tree and Caspian have a combined economic exposure of approximately 13.6% of the outstanding common units in MMLP. The value of that investment position moves directly up and down with the Company's unit price, like it does for common unitholders. Also, the proposed Merger does not impact MMLP's bonds (through a Change of Control or otherwise).

DON'T BE FOOLED BY THE COMPANY'S MISLEADING STATEMENTS!

We urge all MMLP unitholders to vote "**AGAINST**" the Merger at the Company's upcoming special meeting of unitholders scheduled for Monday, December 30, 2024, at 10:00 AM Central Time (the "Special Meeting").

All common unitholders have received proxy materials, which contain additional information about the Merger. We continue to urge all common unitholders to vote "**AGAINST**" the Merger on the **WHITE** or **GOLD** proxy card.

Every Vote Matters No Matter How Many Common Units You Own. Vote Today!

While not voting is the same as voting against, we strongly recommend you send a clear message to MMLP management and the GP Board by voting **AGAINST** today.

You can vote by internet or by signing and dating the mailed **WHITE** or **GOLD** voting instruction form and mailing it in the postage paid envelope provided.

If you have any questions about how to vote your shares, please contact our proxy solicitor, Saratoga Proxy Consulting LLC, by telephone +1 (212) 257 – 1311 or (888) 368-0379 or by email at info@saratogaproxy.com

For more information, including voting instructions, visit our website www.ProtectMMLPValue.com.

We thank you for your support.
Sincerely,

Nut Tree Capital Management, L.P.

Jed Nussbaum
Chief Investment Officer

Scott Silver
Principal

Caspian Capital L.P.

David Corleto
Partner

Meagan Bennett
Managing Director

---

[1]MMLP's May 2024 Investor presentation, page 5, MMLP Investor Relations website: https://s26.q4cdn.com/431546327/files/doc_presentations/2024/May/20/eicpresentation_may2024_v4.pdf.

[2]Nut Tree and Caspian Presentation: The Case for Voting AGAINST the MMLP-MRMC Merger, December 2024, page 28. 10 year earnings volatility of 15%. Filed with the SEC as a DFAN on December 9, 2024.

[3]Houlihan Lokey Project Augusta, Discussion Materials for the Conflicts Committee, page 13, October 3, 2024; Nut Tree and Caspian Presentation: The Case for Voting AGAINST the MMLP-MRMC Merger, December 2024, page 20. Filed with the SEC as a DFAN on December 9, 2024.

[4]Nut Tree and Caspian Presentation: The Case for Voting AGAINST the MMLP-MRMC Merger, December 2024, page 22. Filed with the SEC as a DFAN on December 9, 2024.

[5]Houlihan Lokey Project Augusta, Discussion Materials for the Conflicts Committee, page 13, October 3, 2024.

[6]Bloomberg, October 3, 2024.

[7]Using year-end 2024 expected net debt balance of $455.0 million, which accounts for seasonal working capital repayment of the revolver. Houlihan Lokey Selected Historical and Projected Financial Information. Project Augusta, Discussion Materials for the Conflicts Committee, pg. 13, October 3, 2024. Nut Tree and Caspian Presentation: The Case for Voting AGAINST the MMLP-MRMC Merger, December 2024, page 19. Filed with the SEC as a DFAN on December 9, 2024.

[8]Nut Tree and Caspian Presentation: The Case for Voting AGAINST the MMLP-MRMC Merger, December 2024, page 23. Filed with the SEC as a DFAN on December 9, 2024.

[9]Houlihan Lokey, Selected Historical and Projected Financial Information. Project Augusta, Discussion Materials for the Conflicts Committee, pg. 13, October 3, 2024. 4Q24 Distributable Cash Flow calculated as 2024E Distributable Cash Flow less 9 months ended 9/30/24 company reported Distributable Cash Flow.

[10]MMLP Guidance/Update Call, February 21, 2018 and follow-up investor conversations with management.

[11]Bloomberg pricing data

[12]Bloomberg pricing data

[13]MMLP 2Q 2024 Earnings Conference Call July 18, 2024.

Your Vote is Important.

You may **VOTE AGAINST** the Merger on either the Company's **WHITE** proxy or voting instruction form or our **GOLD** proxy or voting instruction form.

If you already voted For the Merger, a later-dated **VOTE AGAINST** will override your previously cast vote.

There are Several Easy Ways to Vote:

Beneficial Owners - I hold my shares with a bank or broker

Submit your proxy by Internet or Telephone



For Beneficial Holders who hold Martin Midstream shares in a bank or brokerage account: Please visit **proxyvote.com** and follow the simple directions that will be presented to you. You will need the 16-digit control number that appears on your **GOLD** voting instruction form.

(Stockholders who hold their shares at Interactive Brokers (IBKR) should follow the instructions on their **GOLD** voting instruction form).



You may also call **800-454-8683** and follow the simple directions that will be presented to you. You will need the 16-digit control number that appears on your **GOLD** voting instruction form.

Submit your proxy by Mail



Please complete, sign, date and return the **GOLD** voting instruction form in the pre-paid return envelope provided.

Registered Owners - I hold my shares directly on the books of the company

Submit your proxy by Internet or Telephone using the Company's White Proxy card or return by mail in the pre-paid return envelope. Only your latest dated proxy counts.

We want to hear from you and can also supply you with a **GOLD** Proxy Card. Please call Saratoga at **(212) 257-1311** or email **info@saratogaproxy.com**

If you have any questions or need assistance in voting, please contact Saratoga:

(212) 257-1311 or **(888) 368-0379**

info@saratogaproxy.com